UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Tuniu Corporation

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

89977P106(1)

(CUSIP Number)

Mr. Xisong Cui

Hong Kong Praise Tourism Investment Limited

Unit 402, 4th Floor, Fairmont House

No. 8 Cotton Tree Drive, Admiralty, Hong Kong

(852) 3107-0682

Mr. Huiping Zhou

BHR (Shanghai) Investment Fund IV, L.P.

Unit 3101, 31/F, Tower 2

China Central Place 79 Jianguo Road

Chaoyang District, Beijing 100025, China

(8610) 5969-5858

Mr. Jie Zhu

BHR (Shanghai) Investment Fund IV, L.P.

20F, Tower A, Hainan Airlines Plaza,

B-2, East 3rd Ring North Road,

Chaoyang District, Beijing, 100027 China

(8610) 6019-5322

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Craig A. Roeder

Baker & McKenzie LLP

300 East Randolph Street

Chicago, Illinois 60601

(312) 861-8000

September 27, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

(1)	There is no CUSIP number for the Issuer’s Class A Ordinary Shares. The indicated CUSIP number applies to the Issuer’s American Depositary Shares, each representing three Class A Ordinary Shares.

CUSIP No. 89977P106	13D	Page 2 of Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY] BHR (Shanghai) Investment Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUND OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 100,786,465
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 100,786,465
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,786,465
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.61%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 89977P106	13D	Page 3 of Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY] BHR Winwood Investment Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUND OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 100,786,465
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 100,786,465
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,786,465
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.61%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 89977P106	13D	Page 4 of Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY] Hong Kong Praise Tourism Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUND OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 100,786,465
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 100,786,465
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,786,465
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.61%
14	TYPE OF REPORTING PERSON CO

Item 1.	Security and Issuer.

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) relates to the Class A ordinary shares, par value US$0.0001 per share (the “Class A Ordinary Shares”), of Tuniu Corporation, a company organized under the laws of the Cayman Islands (the “Issuer”), and amends the Statement on Schedule 13D filed by BHR (Shanghai) Investment Fund IV, L.P., a limited partnership organized under the laws of the People’s Republic of China (“BHR Fund”), and BHR Winwood Investment Management Limited, a company organized under the laws of Hong Kong (“BHR Winwood”), on February 1, 2016 (the “Initial Statement,” and together with the Amendment No. 1 filed by BHR Fund and BHR Winwood on February 29, 2016 (“Amendment No. 1”), the Amendment No. 2 filed by BHR Fund, BHR Winwood and Hong Kong Praise Tourism Investment Limited, a company organized under the laws of Hong Kong (“HK Praise Tourism”) on July 18, 2016 (“Amendment No. 2”), and this Amendment No. 3, the “Statement”). Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Initial Statement, Amendment No. 1 or Amendment No. 2. Capitalized terms used but not defined in this Amendment No. 3 have the respective meanings set forth in the Initial Statement.

Item 2.	Identity and Background.

This Amendment No. 3 is being filed jointly pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i)	HK Praise Tourism;

(ii)	BHR Fund; and

(iii)	BHR Winwood

The Reporting Persons have entered into a joint filing agreement relating to the joint filing of this Amendment No. 3 in accordance with Rule 13d-1(k)(1) under the Exchange Act, a copy of which is attached as Exhibit 7.1 to Amendment No. 2.

The addresses of the principal executive offices of the Reporting Persons are:

HK Praise Tourism	Unit 402, 4th Floor, Fairmont House No. 8 Cotton Tree Drive, Admiralty, Hong Kong

BHR Fund	Unit 3101, 31/F, Tower 2, China Central Place, 79 Jianguo Road, Chaoyang District, Beijing 100025, China

BHR Winwood	Unit 3101, 31/F, Tower 2, China Central Place, 79 Jianguo Road, Chaoyang District, Beijing 100025, China

Item 3.	Source and Amount of Funds or Other Consideration.

HK Praise Tourism used funds contributed by Beijing Capital Airlines Co. Limited , a controlled subsidiary of HNA Tourism Holding (Group) Co., Ltd., a company organized under the laws of the People’s Republic of China, to purchase the shares.

Item 5.	Interest in Securities of the Issuer.

From August 29, 2016 to September 29, 2016, HK Praise Tourism purchased through the open market a total of 4,373,358 Class A Ordinary Shares of the Issuer, representing 1.15% of the outstanding Ordinary Shares of the Issuer, at prices ranging from $8.77 to $10.66. As of September 30, 2016, HK Praise Tourism holds a total of 9,877,374 Class A Ordinary Shares of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2016

HONG KONG PRAISE TOURISM INVESTMENT LIMITED

By:	/s/ Xisong Cui
Name:	Xisong Cui
Title:	Director

BHR (SHANGHAI) INVESTMENT FUND IV, L.P.

By:	BEIJING JINGLVSHENGHONG INVESTMENT MANAGEMENT CO., LTD

Its:	GENERAL PARTNER

By:	/s/ Jie Zhu
Name:	Jie Zhu
Title:	Legal Representative

By:	BHR RUILA (SHANGHAI) INVESTMENT MANAGEMENT CO., LTD

Its:	GENERAL PARTNER

By:	/s/ Chengang Zhu
Name:	Chengang Zhu
Title:	Executive Director

BHR WINWOOD INVESTMENT MANAGEMENT LIMITED

By:	/s/ Jie Zhu
Name:	Jie Zhu
Title:	Director